DYNASTY GAMING

(TSXV: “DNY”; OTCBB: “DNYFF”)

PRESS RELEASE

DYNASTY GAMING COMMENCE TESTING OF FIRST LICENSED  SEGA ONLINE GAME IN MAINLAND CHINA.

Montreal, Canada, May 08, 2008 -  After the successful signing of a License Agreement with SEGA Japan (SEGA) for the design and production of several on-line multi-player digital games with DNY BVI Limited, [HQ: British Virgin Islands], a subsidiary of DYNASTY GAMING [HQ: Montreal, Canada]  (Company), the Company is pleased to announce that the first of its licensed SEGA online games is undergoing a closed testing process with the Company’s China partner, Beijing Baiyouhuitong Net Technology Co. Ltd. [HQ: Beijing] (Partners).

Interviewed in Beijing, Company CEO Albert Barbusci stated that “this represents the final step in the process to launch the first of our licensed “China Suite” of SEGA games; a massively multi-player online roll-playing game (MMORPG) to be known as “Sanguko Seisen” (Saga of the Three Kingdoms).  Testing will continue throughout May to ensure that the new SEGA game meets all specifications for mainstream commercial operation in Mainland China.”

SEGA, one of the most internationally recognized names in world-class, digital gaming products and software, worked in close collaboration with Dynasty Gaming and Partners to create “Sanguko Seisen”.  Adapted from a popular Japanese street game, SEGA seamlessly transposed unique elements of traditional Chinese culture, fashion and style in designing a fast-paced, exhilarating game of challenges and skills. Using the latest, state-of-the-art digital gaming technologies, the final product will engage Chinese players in a game of personalized roll-playing that stimulates strategic thinking. Designed to give players the opportunity to achieve personal goals as well as sharpen tactical manoeuvring and focus, players attain ever greater strengths in a game that is never the same twice.  The realistic imagery and dynamic characters give the player a true sense of being in a real-world setting of ever-changing scenarios that will maintain player interest and guarantee longevity for succeeding generations. “Sanguko Seisen” also promises to secure a loyal following of SEGA game enthusiasts in China; hungry to see subsequent games in the SEGA ‘China Series’.

“This is an exciting milestone in the company’s goal to establish the dominant software design, operation and distribution networks within Mainland China, and join in congratulating SEGA and our China-based Partner in the fulfilment of this extraordinary goal.” said Dynasty Gaming CEO, Albert Barbusci.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved of the contents of this news release.

For further information, please contact:

Mr. Albert Barbusci, CEO

Dynasty Gaming Inc.

Telephone (514) 288-0900 ext 224

759 Square Victoria  Suite 300

Visit us online at www.dynastygaming.com

Montréal, Quebec H2Y 2J7